CLEARVIEW TRADING ADVISORS, INC.

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clearview Trading Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 904
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Ettin **(646-747-5220)**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarlow & Co., CPA, PC
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 210	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Gregg Ettin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clearview Trading Advisors, Inc., a of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

BISMAR TRUJILLO BARRIOS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01TR6385456
QUALIFIED IN SUFFOLK COUNTY
TERM EXPIRES JANUARY 7, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to method consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS	
Current assets	
Cash and cash equivalents	$ 177,045
Prepaid expenses	11,531
Total assets	$ 188,576
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 28,846
Stockholder's Equity	
Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	940,754
Accumulated deficit	(793,524)
Total stockholder's equity	159,730
Total liabilities and stockholder's equity	$ 188,576

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2020

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the "Company") was incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company is located in New York City. Customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Effective March 31, 2019, the Company's clearing agreement with Merrill Lynch was terminated. As such, the Company effectively discontinued all commission income operations as of that date.

(2) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates
The responsibility for processing customer activity rested with the Company's clearing firm, Merrill Lynch. The Company's clearing and execution agreement provided that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers were charged back to the Company.

In accordance with industry practice, Merrill Lynch records customer transactions on a settlement date basis, which is generally three business days after the trade date. Merrill Lynch was therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Merrill Lynch may have had to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Merrill Lynch was charged back to the Company.

The Company, in conjunction with Merrill Lynch, controlled off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Merrill Lynch established margin requirements and overall credit limits for such activities and monitored compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2020.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2020

(2) Summary of Significant Accounting Policies (continued)

Property, equipment and leasehold improvements
Property and equipment is carried at cost and is depreciated over their useful lives of 5 to 7 years using the straight-line method. Leasehold improvements are carried at cost and are amortized over the lesser of the economic useful life or the life of the lease.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

The Company is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress. The Company believes the tax years 2016 to 2019 may still be subject to income tax examination.

(3) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at June 30, 2020:

Furniture and fixtures	$107,411
Leasehold Improvements	99,773
Computer equipment	101,178
	308,362
Less: Accumulated depreciation	(308,362)
	$ -

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2020 the Company had net capital of $148,199, which was $48,199 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 19.46% as of June 30, 2020.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2020

(5) **Subsequent events**

Subsequent events have been evaluated through August 28, 2020, which is the date the financial statements were available to be issued.

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.